UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ener1, Inc.

Full Name of Registrant

Former Name if Applicable

1540 Broadway, Suite 40

 Address of Principal Executive Office (Street and Number)

New York, New York 10036

 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ener1, Inc. (“Ener1”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (the “9/30/11 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) by November 9, 2011. As described in Ener1’s current report on Form 8-K dated June 22, 2011, the Audit Committee of the Board of Directors of Ener1, together with the then-Chief Executive Officer and then-Chief Financial Officer of Ener1, had concluded that Ener1 was required, under generally accepted accounting principles, to record a material charge related to the loans receivable of Think Holdings, AS (“Think Holdings”) and accounts receivable of Think Global, AS (“Think Global”) held by Ener1. In addition, as disclosed in Ener1’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, Ener1 recorded an impairment charge to write off its investment in Think Holdings. Thereafter, as described in Ener1’s current report on Form 8-K dated August 10, 2011 (the “8/10/11 Form 8-K”), the Audit Committee of the Board of Directors of Ener1, based upon a recommendation from management, determined that Ener1's financial statements for the year ended December 31, 2010, and for the quarter ended March 31, 2011, should no longer be relied upon and should be restated. This determination was made following an assessment of certain accounting matters related to the Think Holdings loans receivable and Think Global accounts receivable and the timing of the recognition of the impairment charge related to Ener1’s investment in Think Holdings originally recorded during the quarter ended March 31, 2011.

As described in the 8/10/11 Form 8-K, Ener1 concluded as a result of these issues that it was necessary to amend its Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “3/31/11 Form 10-Q”), in order to restate its financial statements for the year ended December 31, 2010, and the quarter ended March 31, 2011. Until the restatements are completed, Ener1 cannot complete and file its 9/30/11 Form 10-Q or its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (the “6/30/11 Form 10-Q”).

In addition, Ener1 has experienced further business disruptions, including management changes and liquidity concerns, since the filing of the 8/10/11 Form 8-K. Ener1 expects to receive, in its amended 2010 Form 10-K, an explanatory paragraph in the audit opinion on its financial statements as of and for the year ended December 31, 2010, describing substantial doubt about Ener1’s ability to continue as a going concern. Ener1 is currently exploring its options, including a potential in-court or out-of-court financial restructuring.

Ener1 continues to work to complete the restatement of its financial statements for the year ended December 31, 2010, and the quarter ended March 31, 2011, as well as its financial statements for the second and third quarters of 2011. However, despite such efforts, Ener1 does not expect it will be able to complete the restatements and financial statements and file the 9/30/11 Form 10-Q by November 14, 2011, and is unable to predict when it will be able to do so.

In connection with the preparation of the restatements described above, Ener1 has determined that a write-down of goodwill and a change in accounting relating to certain long-term construction contracts may be necessary. Further information regarding these determinations is provided in the attachment hereto.

As reported in the 8/10/11 Form 8-K, Ener1 has concluded that the adjustments resulting in the determination that it was necessary to restate its financial statements for the year ended December 31, 2010, and the quarter ended March 31, 2011, were the result of one or more material weaknesses in internal control over financial reporting. As a result, Ener1 expects that it would report such material weaknesses in its amendments to the 2010 Form 10-K and 3/31/11 Form 10-Q, as well as in the 6/30/11 Form 10-Q and 9/30/11 Form 10-Q. Additional control deficiencies related to the periods covered by those reports may be identified by management prior to filing, and those deficiencies may also individually or in the aggregate constitute one or more material weaknesses. The existence of one or more material weaknesses precludes a conclusion by management that Ener1’s internal control over financial reporting was effective as of the respective dates of the affected reports. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

The above statements and those included in the attachment hereto, including the description of expected adjustments, are preliminary and subject to change based, among other things, on Ener1’s completion of the restatement of its financial statements discussed above.

Cautionary Statement Regarding Forward-Looking Information

This filing, including the attachment hereto, contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including regarding Ener1’s expected financial results, statements regarding Ener1’s intent to restate its prior financial statements, the nature of the estimated adjustments related to the restated financial statements and the expected timing of filing of its periodic reports or amendments thereto. Ener1 intends forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “anticipates,” “plans,” or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that additional information may arise during the course of Ener1’s financial review that would require Ener1 to make additional adjustments, the time and effort required to complete the restatement of the financial reports as well as other risks described more fully in Item 1A in the 2010 Form 10-K, which Item 1A is expressly incorporated herein by reference, and other factors as may periodically be described in Ener1’s filings with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas Brunero	(212)	920-3500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑
Quarterly Report on Form 10-Q for the quarter ended June 30, 2011
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ENER1, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2011	By:	/s/ Nicholas Brunero
Nicholas Brunero
Interim President and General Counsel

ATTACHMENT

As reported in the 8/10/11 Form 8-K, Ener1 intends to amend the 2010 Form 10-K and 3/31/11 Form 10-Q in order to restate its financial statements to, among other things, (1) reflect as of December 31, 2010 the impairments of (i) its investment in Think Holdings (which impairment had previously been recorded in the first quarter of 2011), (ii) its accounts receivable from Think Global and (iii) its loans receivable from Think Holdings, including accrued interest, (2) reflect the corrected accounting for revenue recognized in connection with transactions with Think Holdings and Think Global during the year ended December 31, 2010 and the three months ended March 31, 2011 and (3) reflect the impact these adjustments have on the fair value of financial instruments.

In connection with the preparation of the restatement of its financial statements, Ener1 is considering the impact these adjustments have on the assumptions used to evaluate goodwill for potential impairment at December 31, 2010, including, in particular, changes in projected revenues due to the elimination of future revenue from Think Global and to a decrease in demand for Ener1’s products. While a final determination has not yet been made by Ener1’s management or Audit Committee, an evaluation of the fair value of the reporting units based on preliminary assessments indicated goodwill was impaired and that there was no implied fair value of the reporting units’ goodwill at December 31, 2010. As a result, based on these preliminary assessments, and subject to final assessment, review and approval by management and the Audit Committee, Ener1 expects to write goodwill down to zero as of December 31, 2010, which would result in an impairment loss of approximately $51.8 million.

In addition, Ener1 has historically applied the percentage of completion method to revenue recognition under long-term construction contracts. Under the percentage of completion method, expected revenue and expenses are recognized in proportion to the percentage of the contract completion. Therefore, use of this method depends on the ability to make reasonably dependable estimates, including estimates of the extent of progress toward completion, contract revenues and contract costs. Due to significant changes with respect to certain projects, Ener1 has determined that it is no longer able to make reasonably dependable estimates with respect to the related construction contracts, and will instead account for those contracts using the completed contract method of accounting from inception of the contract. Therefore, revenue and expenses related to these contracts will not be recognized in the statements of operations until the applicable contract is completed. This will result in the reversal of previously recognized revenue and expenses (and therefore gross profit) from the statements of operations. Ener1 has not yet completed quantifying the impact of these changes on its statements of operations, but expects there will be a significant reduction of previously recognized revenue and cost of sales previously reported in the statements of operations for the year ended December 31, 2010, and the three months ended March 31, 2011.

Until the financial assessment and review described above in Part III have been completed, the Company cannot estimate the final impact that the results of the review will have on its revenues, results of operations and financial position to be reported in the 9/30/11 Form 10-Q or in the 6/30/11 Form 10-Q or the amendments to the 2010 Form 10-K and the 3/31/11 Form 10-Q that have not yet been filed.